August 26, 2019

VIA EDGAR

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:                           Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685)
Form N-1A — Frontier Caravan Emerging Markets Fund

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments received from you on July 26, 2019, August 14, 2019, and August 19, 2019, regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontier Funds, Inc. (the “Registrant”) on June 13, 2019, relating to the Frontier Caravan Emerging Markets Fund (the “Fund”).  Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.                                      Comment:                             Because the Fund may invest in the securities of other investment companies, please confirm that estimated acquired fund fees and expenses (“AFFE”) are included in “Other Expenses” in the fee table and that the amount of estimated AFFE does not require presentation in a separate subcaption in the fee table.

Response:                             The Fund’s estimated AFFE is included in “Other Expenses.”  AFFE is not presented as a separate subcaption in the fee table in accordance with instruction 3.(f) of Item 3 of Form N-1A because the Fund’s AFFE are estimated to be less than 0.01%.

2.                                      Comment:                             Please revise the heading of the Fee Waiver in the fee table to reflect the fact that the Adviser may also reimburse the Fund’s operating expenses.

Response:                             The heading has been revised to read “Fee Waiver/Expense Reimbursement.”

3.                                      Comment:                             Please revise the footnote 2 to the expense table to clarify that the expense cap agreement is also an expense reimbursement agreement and that Frontegra Asset Management, Inc. may only recoup fees waived and/or expenses reimbursed if the Fund’s expense ratio is lower than the prescribed limits after taking the recoupment into effect.

Response:                             The reference to the agreement has been revised in accordance with the staff’s comments.  The Registrant considers the current disclosure about the calculation of any potential recoupment to be clear.

4.                                      Comment:                             Please move the definition of net assets for purposes of Rule 35d-1 to the summary section of the prospectus and revise the reference to borrowings to track the language of the rule.

Response:                             The requested changes have been made.

5.                                      Comment:                             Please specify the types of convertible securities the Fund will invest in as part of the principal investment strategy and if such securities will include investments in contingent convertible bonds or “CoCos.”  If the Fund will invest in CoCos, please supplementally inform the staff the percentage of the Fund’s assets that will be invested in CoCos.

Response:                             The Registrant confirms that the Fund will not invest in CoCos as either a principal or non-principal investment strategy.  The Registrant considers the current disclosure to be appropriate.

6.                                      Comment:                             Please define ADRs and GDRs in the statutory prospectus and specify the types of ADRs that will be principal investments (i.e., sponsored or unsponsored) with a brief description of the attendant risks.

Response:                             The requested changes have been made.

7.                                      Comment:                             Please clarify the criteria for defining emerging markets for purposes of the 80% rule, and consider revising the definition to be inclusive of an index rather than exclusive to an index.  Supplementally inform the staff how the second criteria for the definition of emerging markets is not overly broad, and inform the staff how the Registrant will update the Fund’s disclosures as countries in the index change.

Response:                             The Registrant has revised the definition to remove the second criteria so that emerging markets are defined as those countries that are included in the MSCI Emerging Markets Index. The registrant will update the Fund’s disclosures as countries in the index change as part of the annual prospectus update.

8.                                      Comment:                             Please clarify whether there are any countries beyond Kuwait and Vietnam that Caravan expects may graduate to emerging markets status through inclusion in the index.  If the Fund does not expect to invest in Kuwait and Vietnam, or any other countries, as part of the Fund’s principal investment strategy please remove the corresponding disclosure from the prospectus.

Response:                             The Registrant responds by noting that, as a non-principal investment strategy, the Fund may invest in the securities of frontier markets countries that Caravan believes may graduate to emerging markets status based on information provided by MSCI Inc. to the MSCI Emerging Markets Index.  The Fund does not expect to invest in Kuwait and Vietnam, or any other non-emerging countries, as part of the Fund’s principal investment strategy, and the suggested revisions have been made.

9.                                      Comment:  Please add disclosure regarding how the Fund defines frontier markets.

Response:                             Disclosure has been added to the summary section, which provides that the Fund defines frontier markets as those countries included in the MSCI Frontier Markets Index.

10.                               Comment:                             Please confirm that there are no other industries within the financial services sector that the Fund will concentrate in beyond the banking industry.  If this is the case, you may remove the reference to concentration in the financial services sector because Item 4 of N-1A only requires disclosure of industry concentration.

Response:                             The Fund will not invest in any other industries beyond the banking industry.  The reference to the financial services sector has been removed.

11.                               Comment:                             Please clarify what is meant by “companies operating in the banking industry” for purposes of the Fund’s concentration policy.

Response:                             The disclosure has been revised to clarify that the Fund will concentrate in the banking industry.

12.                               Comment:                             Explain supplementally how the 25% industry concentration policy will be calculated in light of the separate requirement that the Fund must invest 80% of its net assets in the equity securities of emerging market companies.

Response:                             The Registrant expects that the Fund’s investments in the banking industry will primarily consist of issuers located in emerging markets given that at least 80% of the Fund’s net assets must be invested in emerging market companies under normal circumstances. However, the registrant notes that the 80% test under Rule 35d-1 and the 25% industry concentration test are calculated independently for compliance testing purposes.

13.                               Comment:                             Please review the Fund’s disclosures in response to Item 4 so the summary of the principal investments and risks correlate.  In particular, there should be a separate concentration risk or the word “concentration” should appear in the risk factor heading.

Response:                             The Registrant has made revisions to ensure that the summary of principal investments and risks in response to Item 4 are consistent, and has added the word “concentration” to the banking industry risk factor.

14.                               Comment:                             Please make the China disclosure more prominent as a principal investment strategy.  In addition, please add a separate risk for investments in China.

Response:                             The requested changes have been made.

15.                               Please add a summary of how the subadviser decides what securities to sell to the prospectus.

Response:                             A brief discussion of the Fund’s sell strategy has been added to the summary section and the “Principal Investment Strategy and Related Risks” section of the prospectus.

16.                               Comment:                             Please revise the risk factor disclosure to identify any risks related to specific types of issuers that the Fund may invest in as part of its principal investment strategy, such as risks related to frontier market banks.

Response:                             The Registrant considers the current disclosure set forth in the “concentration risk” and “frontier markets risk” to cover the risks of investing in frontier market banks.  The Fund has added an investment company risk to address the potential for investment in investment companies as a temporary strategy.  The Registrant confirms that there are no other specific types of issuers that the Fund will invest in as part of its principal inventory strategy.

17.                               Comment:                             With respect to any Item 9 disclosure that is identical to Item 4 disclosure in the summary section, please consider revising to remove duplicative or identical disclosure in accordance with General Instruction C.3(a) of Form N-1A.

Response:                             The Registrant has revised the Principal Investment Strategy and Related Risks to remove certain duplicative disclosure.

Statement of Additional Information

18.                               Comment:                             Please add disclosure to the investment limitations or accompanying text clarifying whether the Fund will borrow for temporary purposes.

Response:                             The Registrant has added disclosure regarding the Fund’s ability to borrow for temporary purposes as part of the SAI disclosure about borrowing.

19.                               Comment:                             Explain supplementally to the staff how the Fund’s fundamental investment limitation number 9 regarding the potential to adopt a master-feeder fund structure is consistent with Section 13 of the Investment Company Act of 1940, which generally requires a shareholder vote to change a fundamental investment limitation.

Response:                             This investment limitation has been removed.

20.                               Comment:                             Please add clarifying language about the steps required under Section 18(f)(1) of the Investment Company Act of 1940 in the event asset coverage for borrowings falls below 300%.

Response:                             The requested disclosure has been added by the SAI disclosure about borrowing.

21.                               Comment:                             With respect to the Fund’s disclosure about Depositary Receipts, please clarify the other securities convertible into securities of issuers based in foreign countries that the Fund may invest in, and if these types of securities may be part of the Fund’s principal investment strategy, please move to the prospectus.

Response:                             The Fund will only invest in the types of Depositary Receipts specified in the prospectus and SAI.  Accordingly, this phrase has been deleted.

22.                               Comment:                             Please clarify the reference to the Fund reserving the right to use currency-related instruments for different purposes on page B-12.

Response:                             This sentence has been deleted.

*****

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought